Exhibit 99.1

Adoption of 2026 Share Incentive Plan and Adjustment to Exercise Prices of Certain Outstanding Options

On August 11, 2026, the board of directors of DSC Holdings Ltd. (“DSC” or the “Company”) approved (i) the adoption of the DSC Holdings Ltd. 2026 Share Incentive Plan (the “2026 Plan”); and (ii) an adjustment to the exercise prices of certain outstanding share options previously granted under the Company’s Amended and Restated Share Option Plan (2023) (the “2023 Plan”), as described below.

Adoption of the 2026 Share Incentive Plan

The 2026 Plan will replace the 2023 Plan with respect to future equity awards. No further awards will be granted under the 2023 Plan, while awards outstanding under the 2023 Plan will remain outstanding and continue to be governed by their existing terms.

The 2026 Plan authorizes the grant of share options, share appreciation rights, restricted shares and restricted share units to eligible employees, directors and consultants of the Company and its subsidiaries. The 2026 Plan will be administered by the compensation committee of the Board.

The aggregate number of ordinary shares initially reserved for issuance under the 2026 Plan is 0 shares, plus (i) shares that remained available for grant under the 2023 Plan as of the effective date of the 2026 Plan and (ii) shares underlying 2023 Plan options that subsequently expire, lapse or are forfeited without having been exercised in full, subject to an annual increase on September 1 of each year, beginning with fiscal year 2026, of up to 1.5% of the total number of shares issued and outstanding on August 31 of the same year. The reserve may also be increased by shares contributed to the Company for the benefit of the 2026 Plan by existing shareholders.

Adjustment to Exercise Prices of Certain Outstanding Options

The Board has also approved an adjustment to the exercise prices of certain outstanding options granted under the 2023 Plan, as follows:

Original Exercise Price per Share	Adjusted Exercise Price per Share
US$0.47958	US$0.06300
US$0.21091	US$0.02771

The adjusted exercise prices will take effect on July 1, 2027 and will apply solely to exercises of the relevant options occurring on or after that date. Unless otherwise approved by the administrator of the 2026 Plan, the adjustment in respect of each holder is conditional upon the holder remaining in continuous employment or service with the Company or its subsidiaries on the date hereof and through July 1, 2027. Exercises occurring before July 1, 2027 will remain subject to the original exercise prices. No other terms of the outstanding options, including the number of underlying shares, vesting schedules and expiration dates, have been modified. The adjustment applies options to purchase approximately 62,181,021 ordinary shares, which may be exchanged for approximately 3,109,051 American depositary shares, currently held by approximately 616 grantees.

In approving the adjustment, the Board considered, among other factors, the relationship between the exercise prices of the outstanding options and the recent trading prices of the Company’s ordinary shares, the resulting impact on the incentive value of such options, and the Company’s objective of maintaining an effective long-term equity incentive program to retain and motivate employees.

The Board believes that the Company’s employees have played a central role in building its business and that equity ownership remains an important means of sharing long-term value with those who contribute to the Company’s future. The 2026 Plan is intended to modernize the Company’s long-term equity incentive framework, while the exercise price adjustment is intended to restore meaningful incentive value for eligible employees who contribute to the Company’s long-term development.

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Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the expected amount and timing of share-based compensation expense, the expected benefits of the 2026 Plan and the exercise price adjustment, and the Company’s retention objectives. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements involve inherent risks and uncertainties, and actual results may differ materially from those contained in any forward-looking statement, including as a result of changes in the trading price of the Company’s shares, employee retention outcomes, valuation assumptions used in measuring share-based compensation, and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided herein is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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